Exhibit (a)(1)(vi)

This is neither an offer to purchase nor solicitation of an offer to sell Shares. The Offer is made solely pursuant to the Offer to Purchase, dated February 17, 2023, and related documents, and any amendments or supplements thereto. Purchaser is not aware of any state where the Offer is prohibited by state statute. If Purchaser learns of any state statute prohibiting the making of the Offer or acceptance of Shares, Purchaser will comply in good faith with such statute or seek to have it declared inapplicable to the Offer. Otherwise, Purchaser will not make the Offer to, nor will tenders be accepted from, the holders of Shares in that state. Except as described, the Offer is being made to all holders of Shares. In any jurisdiction where applicable law requires the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made by such persons that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

AlerisLife Inc.

at

$1.31 Net Per Share

Pursuant to the Offer to Purchase dated February 17, 2023

by

ABP Acquisition 2 LLC

ABP Acquisition 2 LLC, a Maryland limited liability company (“Purchaser”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (“Shares”), of AlerisLife Inc., a Maryland corporation (“ALR”), at a price per Share of $1.31, net to the seller in cash, without interest (the “Offer Price”) and subject to withholding of taxes, upon the terms and conditions described in the Offer to Purchase, dated February 17, 2023 (the “Offer to Purchase”), and related Letter of Transmittal (the “Letter of Transmittal” and, with the Offer to Purchase, the “Offer”). Purchaser is a wholly owned subsidiary of ABP Acquisition LLC, a Maryland limited liability company (“ABP”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated February 2, 2023 (the “Merger Agreement”), among ALR, ABP and Purchaser, pursuant to which, after completion of the Offer and satisfaction or waiver of certain conditions, Purchaser will merge with ALR, with ALR surviving as a wholly owned subsidiary of ABP (the “Merger”). In the Merger, each Share (other than Shares held by ABP, Purchaser, any other direct or indirect wholly owned subsidiary of ABP or any person that owns, directly or indirectly, all outstanding equity of Purchaser) will be converted into the right to receive the Offer Price. Upon the terms and conditions of the Merger Agreement, the Merger will be effective promptly after the consummation of the Offer, without a stockholder meeting, in accordance with Section 3-106.1 of the Maryland General Corporation Law (the “MGCL”). Accordingly, if the Offer is consummated, Purchaser does not anticipate seeking approval of ALR’s stockholders before effecting the Merger. The Merger Agreement is described in the Offer to Purchase.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON MARCH 17, 2023 (SUCH DATE, OR SUBSEQUENT DATE TO WHICH THE OFFER EXPIRATION IS EXTENDED, THE “EXPIRATION DATE”), UNLESS EXTENDED OR EARLIER TERMINATED.

The Offer is conditioned upon, among other things, (a) the Merger Agreement not being terminated (the “Termination Condition”) and (b) satisfaction of the Minimum Condition. The Minimum Condition requires that there be validly tendered and not withdrawn Shares that, together with Shares beneficially owned by any person that owns, directly or indirectly, all outstanding equity of Purchaser, represent at least a majority of then-outstanding Shares at the time the Offer expires. The Offer is subject to other conditions described in the Offer to Purchase (collectively, the “Offer Conditions”).

The ALR board, acting on the unanimous recommendation of a special committee of independent directors (the “Special Committee”), has: (i) determined that the Merger Agreement and the transactions contemplated thereby (the “Transactions”), including the Offer and the Merger, are advisable and in the best interest of ALR and its stockholders (other than ABP and its affiliates); (ii) declared the Merger advisable; (iii) approved the execution, delivery and performance by ALR of the Merger Agreement and the consummation of the Merger and the other Transactions, including the Offer; (iv) subject to certain terms of the Merger Agreement, recommended that ALR stockholders (other than ABP and its affiliates) accept the Offer and tender their Shares to Purchaser pursuant to the Offer; (v) resolved to include the prior approvals and recommendation, as well as the Special Committee resolutions, in the Solicitation/Recommendation Statement on Schedule 14D-9 and (vi) granted an exception to Parent, Purchaser and certain related persons, in each case, from the ownership limitations in ALR’s charter and the transfer restrictions set in ALR’s bylaws with respect to the Offer and the Merger.

The Merger Agreement provides that: (i) if, as of the then scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived (to the extent waivable), ABP and Purchaser may (and, at the request of ALR, shall) extend the Offer on one or more occasions, in each case for an additional period of up to 10 business days per extension, to permit such Offer Condition to be satisfied; (ii) Purchaser has agreed to extend the Offer for any period required by any law, rule, regulation or requirement or by any interpretation or position of the United States Securities and Exchange Commission (the “SEC”) or Nasdaq applicable to the Offer; (iii) Purchaser may extend the Offer for any period necessary to satisfy the requirement to send notice of the Merger to ALR’s stockholders, as required by Section 3-106(e)(1) of the MGCL; (iv) ABP and Purchaser are not required to extend the Offer on more than two occasions in consecutive periods of 10 business days each if all Offer Conditions are satisfied or waived other than the Minimum Condition as of then scheduled Expiration Date (other than conditions which by their nature are to be satisfied at the expiration of the Offer) and none of the tender offer documents is still being reviewed or commented on by the SEC; and (v) in no event will ABP and Purchaser be required or permitted (without the prior written consent of ALR) to extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement and May 31, 2023.

Subject to the terms of the Merger Agreement and applicable SEC rules and regulations, Purchaser may (a) increase the Offer Price; (b) waive any Offer Condition and (c) make other changes in the terms and conditions of the Offer that are consistent with the Merger Agreement, except that (1) ABP and Purchaser may not amend, modify or waive the Minimum Condition and (2) ALR’s prior approval is required for ABP or Purchaser to: (i) decrease the Offer Price; (ii) change the form of consideration payable; (iii) decrease the maximum number of Shares sought to be purchased; (iv) impose additional conditions to the Offer Conditions; (v) amend, modify or waive the Termination Condition or the condition that no governmental body shall have (A) issued any temporary restraining order, injunction or other order remaining in effect preventing the acquisition of or payment for Shares in the Offer or the consummation of the Merger, or (B) promulgated or deemed applicable to the Offer or the Merger any law, regulation or requirement that prohibits the acquisition of or payment for Shares in the Offer or the Merger; (vi) otherwise amend the other terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares (other than ABP and its affiliates) in their capacity as such; (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Date except according to the Merger Agreement; or (viii) provide any “subsequent offering period” (or any extension thereof) under Rule 14d-11 under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”).

Any extension, waiver, amendment or termination of the Offer will be followed by public announcement. For an extension, the announcement will be issued no later than 9:00 a.m., Eastern Time, on the business day after the previously scheduled Expiration Date.

Purchaser will be deemed to accept Shares validly tendered and not withdrawn prior to the expiration of the Offer if and when Purchaser notifies the Depository of Purchaser’s acceptance of such Shares pursuant to the Offer. Upon the terms and conditions of the Offer, payment for Shares accepted pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depository, as paying agent for the tendering stockholders for the purpose of transmitting payments. No interest will be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

Payment for Shares tendered and accepted in the Offer will be made only after the Depositary timely receives (a) certificates for such Shares (“Share Certificates”) or confirmation of book-entry transfer of such Shares (“Book-Entry Confirmations”) into the Depository’s account at The Depository Trust Company pursuant to the Offer to Purchase; (b) a Letter of Transmittal, completed and executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase)); and (c) any other documents required by the Letter of Transmittal. Accordingly, stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations are received.

Shares tendered may be withdrawn prior to the expiration of the Offer and, unless theretofore accepted for payment by Purchaser in the Offer, may also be withdrawn at any time after April 17, 2023.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

ALR has provided Purchaser with ALR’s stockholder list and security position listings for the purpose of disseminating information regarding the Offer and the Merger to its holders. The Offer to Purchase and Letter of Transmittal will be mailed to record holders of Shares appearing on ALR’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase, related Letter of Transmittal and ALR’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the ALR board and the reasons therefor) contain important information and should be read carefully and in their entirety before any decision is made regarding the Offer.

Questions may be directed to the Information Agent at the address and telephone number below. Requests for copies of the Offer to Purchase and related Letter of Transmittal, Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Except as described in the Offer to Purchase, neither Purchaser nor ABP will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer.

The Information Agent is:

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, NY 10018

(800) 322-2885

February 17, 2023